UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                     FORM 15

             Certification and Notice of Termination of Registration
                 Under Section 12(g) of the Securities Exchange
                Act of 1934 or Suspension of Duty to File Reports
                       Under Sections 13 and 15(d) of the
                         Securities Exchange Act of 1934

                          Commission File Number 1-5110

                           Bergen Brunswig Corporation
                           ---------------------------
             (Exact name of registrant as specified in its charter)

        4000 Metropolitan Drive, Orange, California 92868 (714) 385-4000
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    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

      Class A Common Stock, par value $1.50 per share (the "Common Stock") Rights to Purchase Series A Junior Participating Preferred Stock (the "Rights")
       6 7/8% Exchangeable Subordinated Debentures, due July 15, 2011 (the
                           "Subordinated Debentures")
               7 3/8% Senior Notes, due 2003 (the "Senior Notes")
           7% Convertible Subordinated Debentures due March 1, 2006 -
           Durr-Fillauer Medical, Inc. (the "Convertible Debentures")
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            (Title of each class of securities covered by this Form)

    7.80% Trust Originated Preferred Securities SM and the related guarantee ("TOPrS SM") - However, pursuant to Rule 12h-5 the registrant will be exempt from the duty to file reports under Section 13(a) or 15(d)
                           in respect of the TOPrS SM
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(Title of all other classes of securities for which a duty to file reports under
                        Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to fie reports:

Rule 12g-4(a)(1)(i)            [X]              Rule 12h-3(b)(1)(i)         [X]
Rule 12g-4(a)(1)(ii)           [ ]              Rule 12h-3(b)(1)(ii)        [ ]
Rule 12g-4(a)(2)(i)            [ ]              Rule 12h-3(b)(2)(i)         [ ]
Rule 12g-4(a)(2)(ii)           [ ]              Rule 12h-3(b)(2)(ii)        [ ]
                                                Rule 15d-6                  [ ]

Approximate number of holders of record as of the certification or notice date:
Common Stock - 1, Rights - None, Subordinated Debentures - 19, Senior Notes -
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2, and Convertible Debentures - 30
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

         Pursuant to the requirements of the Securities Exchange Act of 1934, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



Date: August 29, 2001       By:     /s/  Milan A. Sawdei
                                -----------------------------------
                                Name:    Milan A. Sawdei
                                Title:   Senior Executive Vice President,
                                         Chief Legal and Compliance Officer,
                                         and Secretary




Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.